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                                                                     Exhibit 4.4







                           CONVERTIBLE PROMISSORY NOTE


$___________                                              June 30, 1999

     For value received, the undersigned WEBB INTERACTIVE SERVICES, INC., a Colorado corporation, (the "Promisor" or "WEBB") promises to pay to the order of _____________________________________ (the "Payee"), at
__________________________________________________, (or such other place as the
Payee may designate in writing) the sum of $__________ with interest, payable monthly, form the date above, on the unpaid principal at the rate of ___% annually.

     Penalty interest shall accrue at an 18% annual rate for any payments in arrears.

     All unpaid principal and interest shall be due and payable in full on March 31, 2000. Any partial payments on this Note shall be applied first in payment of accrued interest and any remainder in payment of principal.

     If this Note is not paid when due, the Promisor promises to pay all cost of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

     If any of the following events of default occur, this Note and any other obligations of the Promisor to the Payee, shall become due and payable immediately, without demand or notice:

     (1) The failure of the Promisor to pay the principal and any accrued interest in full, when due;
     (2) The filing of bankruptcy proceedings invovling the Promisor as a Debtor;
     (3)  The application for appointment of a receiver for the Promisor;
     (4) The making of a general assignment for the benefit of the Promisor's creditors;
     (5)  The insolvency of the Promisor; or
     (6) Any misrepresentation by the Promisor to the Payee for the purpose of obtaining or extending credit.

     At the election of Payee, the unpaid principal and accrued interest, if any, may be converted into shares of common stock of Promisor at a conversion price equal to $9.61 per share. In the event of any subdivision or combination of the Promisor's common stock, the terms upon which this Note is convertible shall be appropriately adjusted as determined by Promisor's Board of Directors in order to equitably protect the Payee's rights hereunder. Neither this Note nor the shares of common stock issuable upon conversion hereof have been registered pursuant to the registration requirements of the federal or state securities laws. The transfer of this Note and the shares of common stock, if any, issued upon conversion hereof, are subject to compliance with the federal securities laws and any applicable state securities laws. The certificates representing any shares of common stock issued upon conversion hereof shall bear an appropriate restrictive legend describing such restriction on the transfer of the shares represented thereby.

     No renewal or extension of this Note, delay in enforcing any right of the Payee under this Note, or assignment by Payee of this note shall affect the liability of the Promisor. All rights of the Payee under this Note are cumulative and may be exercised concurrently or consecutively at the Payee's option.

     This Note shall be construed in accordance with the laws of the State of Colorado.

     If any one or more of the provisions of this Note is/are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operable.
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     All payments of principal and interest on this Note shall be paid in the legal currency of the United States.

     Promisor waives presentment for payment, protest and notice of protest and nonpayment of this Note.

     Signed this ____ day of ________ 1999.


                                                 Webb Interactive Services, Inc.


                                                 _______________________________
                                                 By: R. Steven Adams
                                                 Chairman of the Board and CEO